Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Sudbury Synergies Tour Financial Presentation - Falconbridge June 13, 2006

Forward-looking Statements CAUTION REGARDING FORWARD-LOOKING INFORMATION This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases such as "would", "could", "if" and "may". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation. These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in Inco's take-over bid circular dated October 24, 2005 and Notice of Variation dated May 29, 2006, the Falconbridge Directors' Circular dated October 24, 2005 and the Notice of Change dated May 26, 2006 filed with the Canadian and U.S. regulators (the "Offer Documents"), as well as: the relationship between expected revenue levels, costs structures and the anticipated synergies to be realized in respect of a combination of Inco and Falconbridge; the accuracy of the level of projected run-rate synergies, as well as the net present value on an after-tax basis of those synergies; in respect of projected growth prospects, reserve and resource levels, mine life and project start-up projections, and statements regarding plans, objectives and expectations with respect to existing and future operations; mine productivity results for the balance of 2006 that are consistent with results achieved to date in 2006; no significant unforeseen interruptions of mine or refinery operations due to labour disputes or other supply interruptions; that optimized and increased mining capability, improved process performance and product recovery, reduced operating costs, reduced capital expenditures, reduced administrative and infrastructure support costs at the Ontario and Manitoba operations of both Inco and Falconbridge will be achievable in the manner and in the timeframes contemplated following a successful combination of the two companies; that reconfiguring the Clarabelle and Strathcona mill processing circuits to optimize the Sudbury feed flow is achievable in a timely and cost-effective manner; factors underlying throughput levels at Ontario processing operations; and the accuracy of mine planning and other assessments related to the determination of the value of the synergies of the proposed combination between Inco and Falconbridge, based solely on preliminary evaluations only, and not feasibility studies which remain to be undertaken to confirm the mine plans and evaluations upon completion of the proposed combination between Inco and Falconbridge.

Forward-looking Statements In respect of the forward-looking statements made herein, factors which could cause actual results to differ materially from current expectations include, but are not limited to the various risks identified directly in the presentation materials that follow, as well as in each of the Offer Documents, in Inco's Form 10-K for the year ended December 31, 2005, and in Falconbridge's Annual Information Form for the year ended December 31, 2005, as well changes to the anticipated synergies between the proposed combination between Inco and Falconbridge; changes to the expected timetable of the operational changes to the Inco and Falconbridge operations, including the reconfiguration of the Clarabelle and Strathcona mill processing circuits, necessary to achieve the projected annual run-rate synergies; changes to reserve and resource levels, mine life and projection projections, mine productivity and production levels; labour conditions; and the timing and execution of planned project developments and expenditures. While Inco and Falconbridge anticipate that subsequent events and developments may cause their views to change, each of them specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing either Inco's or Falconbridge's views as of any date subsequent to the date of this presentation. IMPORTANT LEGAL INFORMATION This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement, the Solicitation/Recommendation Statement and Inco's and Falconbridge's other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. This presentation contains technical information regarding ore reserves, mineral resources, operations and mining projects of each of Inco and Falconbridge. This information has been provided by each company separately with respect to its own ore reserves, mineral resources, operations and mining projects, and each of Inco and Falconbridge disclaims responsibility for information relating solely to the other.

Forward-looking Statements In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 "Standards of Disclosure for Mining Projects", Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco's ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco's 2005 Annual Report to Inco Shareholders and in the notes Inco's Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modelling and other procedures in the mining industry. The mineral reserves and mineral resources as of December 31, 2005 have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM council on November 23, 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation. The mineral reserves and resources were compiled, indirectly supervised and verified by Chester Moore who is Falconbridge's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist and is a qualified person as defined in NI 43-101. Cautionary note to U.S. and other investors - This document uses the terms ''measured'', ''indicated'' and ''inferred mineral resources''. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ''Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml.

Falconbridge Highlights Net Income $238 M $462 M $ 872 M $521 M Sales $1.2 B $2.9 B $8.1 B $6.8 B Market Capitalization (As at May 29, 2006) $18.7 B Copper 4th Nickel 4th Zinc 5th Aluminum 10% of U.S. primary production Producer Ranking In World* Assets (Book value) $13.1 B $12.9 B $12.4 B $9.6 B EBITDA $0.5 B $0.9 B $2.4 B $1.9 B 2005 2004 Q1/06 *Based on 2006 forecast refined metal production data (Source: Falconbridge, Brook Hunt) April/06

Falconbridge Production Outlook for 2006 Copper Mined Refined 462,000 544,000 475,000 635,000 Nickel Mined Refined 80,000 114,000 82,000 115,000 Zinc Mined Refined* 454,000 182,000 460,000 210,000 Aluminum Primary Fabricated 246,000 178,000 250,000 195,000 Production (MT) 2005 2006 Forecast Actual *Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Falconbridge Q1 and April 2006 Results Q1 2006 Increase in net income due to higher metal prices and higher refined nickel and molybdenum sales volumes, partly offset by energy and exchange rates Realized prices higher for copper 49%, zinc 70% and aluminum 23%; slightly lower for nickel by 3% Net-debt-to-capitalization ratio stands at 33%

*Realized prices are comprised of the LME price plus the producer premium **Based upon expected production levels and current operating costs $0.02 6 $0.05 0.63 Lead $0.05 19 $0.05 1.13 Aluminum $0.10 38 $0.05 1.07 Zinc $0.17 63 $0.50 6.84 Nickel $0.10 $37 $0.05 $2.29 Copper Estimated Impact on Annualized 2006 EPS** (US$) Estimated Impact on Annualized 2006 Net Earnings** (US$ millions) Change in Realized Price (US$/lb.) Q1 2006 Realized Prices* (US$/lb.) Falconbridge Earnings Sensitivity 0.53 0.61 1.30 1.17 1.62 1.42 9.56 8.02 $3.65 $2.98 May 2006 Average LME Prices (US$/lb.) April 2006 Realized Prices* (US$/lb.)

Analysts Consensus Metals Prices Lower Than Forward Curve Nickel Price Scenarios Forward Prices ? YTD Prices - - - - - - Consensus Prices ? As at June 8/06

Analysts Consensus Metals Prices Lower Than Forward Curve Copper Price Scenarios Forward Prices ? YTD Prices - - - - - - Consensus Prices ? As at June 8/06

Analysts Consensus Metals Prices Lower Than Forward Curve Zinc Price Scenarios Forward Prices ? YTD Prices - - - - - - Consensus Prices ? As at June 8/06

Analysts Consensus Metals Prices Lower Than Forward Curve Aluminum Price Scenarios Forward Prices ? YTD Prices - - - - - - Consensus Prices ? As at June 8/06

Analysts Underestimating Earnings Power in Recent Quarters Falconbridge EPS1 1 Source: CIBC World Markets from company reports and Reuters

Consolidated Balance Sheet (Unaudited) Falconbridge

Inco's Offer to Acquire Falconbridge Acquisition Highlights Global leader in nickel and leading copper company Outstanding nickel and copper growth prospects Strong cash flow and financial strength to grow US$550 million in annual synergies identified Significantly accretive Reduced risk profile Enhanced share liquidity Potential re-rating in capital markets

Primary East 0.83 Inco's offer to acquire Falconbridge 2005 Combined Revenue Breakdown Nickel Copper Aluminum Zinc Precious Metals Cobalt & Other East 0.46 0.38 0.08 0.04 0.02 0.02 Aluminum Nickel Copper Cobalt 2% Zinc Precious Metals & Other 2% Inco Copper 83% Precious Metals Nickel 9% 5% Other 2% Cobalt 1% Pro Forma Primary Nickel 0.25 Copper 0.54 Aluminum 0.13 Zinc 0.06 Cobalt 0.02 Falconbridge Copper Aluminum Nickel Zinc Cobalt 2%

New Inco potential EBITDA 1st Qtr 2nd Qtr Inco 2061 Falconbridge 2061 3075 Synergies 5136 550 Pro Forma 5686 1998 15 Falconbridge Pro Forma 2006E EBITDA Analyst consensus prices 1st Qtr 2nd Qtr Inco 3000 Falconbridge 3350 4800 Synergies 8150 550 Pro Forma 8700 Falconbridge Pro Forma Nickel price: $9.53/lb. Copper price: $3.63/lb. 2006E EBITDA Forward curve prices (1) Nickel price: $6.88/lb. Copper price: $2.20/lb. Estimated based on actual 1Q/06 performance and forward curve implied for April through December, 2006 Estimated annual run-rate synergies (US$MM) (US$MM) (2) (2)

1st Qtr 2nd Qtr BHP 60000 Rio 54000 Anglo 53000 CVRD 51000 Alcoa 38900 PF Inco 38200 Xstrata 36000 Norilsk 31000 Alcan 27600 Amplats 24400 Falconbridge 21500 Phelps Dodge 19000 Inco 16700 Freeport 14800 Impala 13600 Grupo Mexico 13200 Teck Cominco 12800 Antofagasta 7196 "Enterprise value" means the market capitalization as of May 12, 2006 plus most recently publicly reported net debt Sum of standalone enterprise values based on May 12, 2006 closing prices and net debt (debt less cash) as of March 31, 2006. Indicative values only, as at May 12, 2006. Future values could change. (2) US$Bn 158.2 84.5 73.9 62.9 160.0 Inco's offer to acquire Falconbridge Pro Forma Enterprise Value (1)

New Inco

FAL Board Recommendation Assessment of Offers Considered both financial and non-financial aspects of offers Assisted by external legal and financial advisors Continue to recommend Inco Offer Xstrata's offer Conditional on, amongst other things, shareholder and Investment Canada approvals Minimum condition of 66 2/3rds can be waived allowing for take up of any shares tendered. When combined with their current 20% holding, control could effectively be obtained without acquiring all shares Inco's offer continues to allow Falconbridge shareholders to maintain exposure to industry and benefit from earnings and growth of New Inco

Falconbridge Shareholders Rights Plan Single-purpose plan - designed solely to prevent a creeping takeover Ontario Securities Commission Hearing being scheduled for June 27, 2006 - shareholders are encouraged to make their views known If terminated, Xstrata could Purchase 5% of common shares of Falconbridge in the open market Waiver to conditional acceptance level of 50% of shares not owned by them Either way - shareholders lose the right to tender to Inco offer

Falconbridge Today In an Excellent Position Falconbridge remains in an excellent position to add value for shareholders Strong industry fundamentals for all our metals Solid operating base with upside potential World-class greenfield and brownfield growth projects Impressive financial performance

Sudbury Synergy Tour Financial Presentation - Falconbridge